SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549
                           ----------------------

                                SCHEDULE 13D
                           (Amendment No. _____)*

                 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             Mothers Work, Inc.
                             ------------------
                              (Name of Issuer)

                                Common Stock
                        -----------------------------
                       (Title of Class of Securities)

                                619 903 10 7
                               --------------
                               (CUSIP Number)

                        Christopher W. Morgan, Esq.
                  Skadden, Arps, Slate, Meagher & Flom LLP
                          Suite 1820, North Tower
                              Royal Bank Plaza
                      Toronto, Ontario, Canada M5J 2J4
                  ----------------------------------------

               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                             September 28, 1998
          ------------------------------------------------------
          (Date of Event which Requires Filing of this Statement)



 If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ( ).

 Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

 * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subsequent class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

 The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




 CUSIP NO. 619 903 10 7                 13D
---------------------------------------------------------------------------
 (1) Name of Reporting Persons. IRS Identification Nos. of Above Persons (entities only)

      Oakmont Capital Inc.
 --------------------------------------------------------------------------
 (2)  Check the Appropriate Box if a Member of a Group (See Instructions)
                                             (a) (X)
                                             (b) ( )
 --------------------------------------------------------------------------
 (3)  SEC Use Only
 --------------------------------------------------------------------------
 (4)  Source of Funds (See Instructions)

      WC
 --------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e). ( )

 --------------------------------------------------------------------------
 (6)  Citizenship or Place of Organization

      Ontario, Canada
 --------------------------------------------------------------------------

                                  (7)   Sole Voting Power

                                        136,300
                                 -----------------------------------------
           Number of              (8)   Shared Voting Power
      Shares Beneficially
            Owned                       0
           by Each               -----------------------------------------
          Reporting               (9)   Sole Dispositive Power
          Person With
                                        136,300
                                 -----------------------------------------
                                 (10)   Shared Dispositive Power

                                        0
 --------------------------------------------------------------------------
 (11) Aggregate Amount Beneficially Owned by Each Reporting Person

      222,400 (See Item 5 herein)
 --------------------------------------------------------------------------
 (12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)                          ( )

 --------------------------------------------------------------------------
 (13) Percent of Class Represented by Amount in Row (11)

      6.2% (See Item 5 herein)
 --------------------------------------------------------------------------
 (14) Type of Reporting Person (See Instructions)

      CO
 --------------------------------------------------------------------------





 CUSIP NO. 619 903 10 7                      13D

 --------------------------------------------------------------------------
 (1) Name of Reporting Persons. IRS Identification Nos. of Above Persons (entities only)

      E.J.K. Real Estate Services Limited
 --------------------------------------------------------------------------
 (2)  Check the Appropriate Box if a Member of a Group (See Instructions)
                                             (a) (X)
                                             (b) ( )
 --------------------------------------------------------------------------
 (3)  SEC Use Only

 --------------------------------------------------------------------------
 (4)  Source of Funds (See Instructions)

      WC
 --------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e). ( )

 --------------------------------------------------------------------------
 (6)  Citizenship or Place of Organization

      Ontario, Canada
 --------------------------------------------------------------------------

                                 (7)     Sole Voting Power

                                         38,000
                                -------------------------------------------
            Number of            (8)     Shared Voting Power
       Shares Beneficially
             Owned                       136,300
            by Each             -------------------------------------------
           Reporting             (9)     Sole Dispositive Power
           Person With
                                         38,000
                                -------------------------------------------
                                 (10)    Shared Dispositive Power

                                         136,300
 --------------------------------------------------------------------------
 (11) Aggregate Amount Beneficially Owned by Each Reporting Person

      222,400 (See Item 5 herein)
 --------------------------------------------------------------------------
 (12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)                          ( )

 --------------------------------------------------------------------------
 (13) Percent of Class Represented by Amount in Row (11)

      6.2% (See Item 5 herein)
 --------------------------------------------------------------------------
 (14) Type of Reporting Person (See Instructions)

      CO
 --------------------------------------------------------------------------




 CUSIP NO. 619 903 10 7                      13D
---------------------------------------------------------------------------
 (1) Name of Reporting Persons. IRS Identification Nos. of Above Persons (entities only)

      1272562 Ontario Inc.
 --------------------------------------------------------------------------
 (2)  Check the Appropriate Box if a Member of a Group (See Instructions)
                                             (a) (X)
                                             (b) ( )
 --------------------------------------------------------------------------
 (3)  SEC Use Only

 --------------------------------------------------------------------------
 (4)  Source of Funds (See Instructions)

      WC
 --------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e). ( )

 --------------------------------------------------------------------------
 (6)  Citizenship or Place of Organization

      Ontario, Canada
 --------------------------------------------------------------------------

                               (7)     Sole Voting Power

                                       0
                              ---------------------------------------------
          Number of            (8)     Shared Voting Power
     Shares Beneficially
           Owned                       136,300
          by Each             ---------------------------------------------
         Reporting             (9)     Sole Dispositive Power
         Person With
                                       0
                              ---------------------------------------------
                               (10)    Shared Dispositive Power

                                       136,300
---------------------------------------------------------------------------
 (11) Aggregate Amount Beneficially Owned by Each Reporting Person

      222,400 (See Item 5 herein)
---------------------------------------------------------------------------
 (12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)                          ( )

---------------------------------------------------------------------------
 (13) Percent of Class Represented by Amount in Row (11)

      6.2% (See Item 5 herein)
---------------------------------------------------------------------------
 (14) Type of Reporting Person (See Instructions)

      CO
--------------------------------------------------------------------------




 CUSIP NO. 619 903 10 7                      13D
---------------------------------------------------------------------------
 (1) Name of Reporting Persons. IRS Identification Nos. of Above Persons (entities only)

      Terence M. Kavanagh
---------------------------------------------------------------------------
 (2)  Check the Appropriate Box if a Member of a Group (See Instructions)
                                             (a) (X)
                                             (b) ( )
---------------------------------------------------------------------------
 (3)  SEC Use Only

---------------------------------------------------------------------------
 (4)  Source of Funds (See Instructions)

      PF
---------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e). ( )

---------------------------------------------------------------------------
 (6)  Citizenship or Place of Organization

      Canada
---------------------------------------------------------------------------

                               (7)     Sole Voting Power

                                       3,000
                              ---------------------------------------------
          Number of            (8)     Shared Voting Power
     Shares Beneficially
           Owned                       177,300
          by Each             ---------------------------------------------
         Reporting             (9)     Sole Dispositive Power
         Person With
                                       3,000
                              ---------------------------------------------
                               (10)    Shared Dispositive Power

                                       177,300
---------------------------------------------------------------------------

 (11) Aggregate Amount Beneficially Owned by Each Reporting Person

      222,400 (See Item 5 herein)
---------------------------------------------------------------------------
 (12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)                          (X)

      (See Item 5 herein)
---------------------------------------------------------------------------
 (13) Percent of Class Represented by Amount in Row (11)

      6.2% (See Item 5 herein)
---------------------------------------------------------------------------
 (14) Type of Reporting Person (See Instructions)

      IN
---------------------------------------------------------------------------




 CUSIP NO. 619 903 10 7                      13D
---------------------------------------------------------------------------
 (1) Name of Reporting Persons. IRS Identification Nos. of Above Persons (entities only)

      Gregory P. Hannon
---------------------------------------------------------------------------
 (2)  Check the Appropriate Box if a Member of a Group (See Instructions)
                                             (a) (X)
                                             (b) ( )
---------------------------------------------------------------------------
 (3)  SEC Use Only

---------------------------------------------------------------------------
 (4)  Source of Funds (See Instructions)

      PF
---------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e). ( )

---------------------------------------------------------------------------
 (6)  Citizenship or Place of Organization

      Canada
---------------------------------------------------------------------------


                               (7)     Sole Voting Power

                                       41,100
                              ---------------------------------------------
          Number of            (8)     Shared Voting Power
     Shares Beneficially
           Owned                       137,300
          by Each             ---------------------------------------------
         Reporting             (9)     Sole Dispositive Power
         Person With
                                       41,100
                              ---------------------------------------------
                               (10)    Shared Dispositive Power

                                       137,300
---------------------------------------------------------------------------

 (11) Aggregate Amount Beneficially Owned by Each Reporting Person

      222,400
---------------------------------------------------------------------------
 (12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)                          (X)

      (See Item 5 herein)
---------------------------------------------------------------------------
 (13) Percent of Class Represented by Amount in Row (11)

      6.2%
---------------------------------------------------------------------------
 (14) Type of Reporting Person (See Instructions)

      IN
---------------------------------------------------------------------------


 ITEM 1.   SECURITY AND ISSUER

           This Schedule 13D relates to the shares ("Shares") of common stock, par value $0.01 per share, of Mothers Work, Inc. (the "Issuer"). The address of the principal executive offices of the Issuer is 456 North Fifth Street, Philadelphia, Pennsylvania 19123.

 ITEM 2.   IDENTITY AND BACKGROUND

           The persons filing this statement are Oakmont Capital Inc., an Ontario corporation ("Oakmont"), E.J.K. Real Estate Services Limited, an Ontario corporation ("EJK"), 1272562 Ontario Inc., an Ontario corporation ("1272562"), and Gregory P. Hannon and Terence M. Kavanagh, each of whom are citizens of Canada (collectively, the "Reporting Persons"). The principal business address and the address of the principal office of each of the Reporting Persons is 112 St. Clair Avenue West, Suite 504, Toronto, Ontario, Canada M4V 2Y3.

           Oakmont, EJK and 1272562 are primarily engaged in the business of investing in securities. Each of EJK and 1272562 owns 50% of the outstanding voting stock of Oakmont. Terence M. Kavanagh owns all of the voting stock of EJK. Gregory P. Hannon owns all of the capital stock of 1272562. Terence M. Kavanagh's present principal occupation or employment is acting as President and a Director of Oakmont. Gregory P. Hannon's present principal occupation or employment is acting as Vice President and Treasurer and a Director of Oakmont.

           The name, citizenship, present principal occupation or employment and business address of each director and executive officer of Oakmont, EJK and 1272562 is set forth in Schedule A attached hereto.

           Neither Oakmont, EJK, 1272562, Mr. Kavanagh, Mr. Hannon, nor any executive officer or director of Oakmont, EJK or 1272562 has, during the last five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree, or final order enjoining future violations of, or prohibiting, or mandating activities subject to, Federal or State securities laws or a finding of any violation with respect to such laws.

           Oakmont, EJK, 1272562, Mr. Kavanagh and Mr. Hannon may be regarded as a group (the "Group") for purposes of Rule 13d-5 under the Securities Exchange Act of 1934.

 ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

           The aggregate purchase price of the 222,400 Shares purchased by the Reporting Persons was $2,167,898 (including commissions). The source of funding for the purchase of these Shares was general working capital of each of Oakmont, EJK and 1272562 and personal funds of each of Messrs Kavanagh and Hannon.

 ITEM 4.   PURPOSE OF TRANSACTION

           The Reporting Persons have acquired the Shares of the Issuer for investment purposes. In that connection, the Reporting Persons may have their representative meet with management, directors or other shareholders of the Issuer from time to discuss the affairs of the Issuer. The Reporting Persons intend to monitor the business and affairs of the Issuer, including its financial performance, and depending upon these factors, market conditions and other factors, the Reporting Persons may acquire additional shares of the Issuer as they deem appropriate, in open market purchases, privately negotiated transactions or otherwise. Alternatively, the Reporting Persons may dispose of some or all of their Shares in the open market, in privately negotiated transactions or otherwise.

 ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

           (a) As of the close of business on October 8, 1998, the Reporting Persons may be deemed to beneficially own, in the aggregate, 222,400 Shares, representing approximately 6.2% of the Issuer's outstanding Shares (based upon the 3,597,997 Shares stated to be outstanding as of August 3, 1998 by the Issuer in its Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on August 10, 1998).

           (b) Oakmont has sole voting power and sole dispositive power with respect to the 136,300 Shares that it owns directly. Oakmont may be deemed to be a beneficial owner of the balance of the 222,400 Shares beneficially owned by the Group, by virtue of its participation in the Group.

                EJK has sole voting power and sole dispositive power with respect to the 38,000 Shares that it owns directly. EJK has shared voting power and shared dispositive power with respect to the 136,300 Shares owned directly by Oakmont, by virtue of EJK's ownership of 50% of the outstanding voting stock of Oakmont and its right to nominate one of the two members of the Board of Directors of Oakmont. EJK may be deemed to be a beneficial owner of the balance of the 222,400 Shares beneficially owned by the Group, by virtue of its participation in the Group.

                1272562 has shared voting power and shared dispositive power with respect to the 136,300 Shares owned directly by Oakmont, by virtue of its ownership of 50% of the outstanding voting stock of Oakmont and its right to nominate one of the two members of the Board of Directors of Oakmont. 1272562 may be deemed to be a beneficial owner of the balance of the 222,400 Shares beneficially owned by the Group, by virtue of its participation in the Group.

                Mr. Kavanagh has sole voting power and sole dispositive power with respect to 3,000 Shares owned through a self-directed Retirement Savings Plan. Mr. Kavanagh has shared voting power and shared dispositive power with respect to the following Shares:

                (i) the 38,000 Shares owned directly by EJK, by virtue of Mr. Kavanagh's ownership of all of the outstanding voting stock of EJK;

                (ii) 3,000 Shares owned directly by the Estate of Edwin J.
                     Kavanagh, of which Mr. Kavanagh is one of three trustees; and

               (iii) the 136,300 Shares owned directly by Oakmont, by
                     virtue of Mr. Kavanagh's ownership of all the outstanding voting stock of EJK, and EJK's ownership of 50% of the outstanding voting stock of Oakmont and its right to nominate one of the two members of the Board of Directors of Oakmont.

 Mr. Kavanagh may be deemed to be a beneficial owner of the balance of the 222,400 Shares beneficially owned by the Group, by virtue of his participation in the Group.

           Mr. Kavanagh's spouse owns directly 1,900 Shares and his mother owns, directly and through a Retirement Income Fund, 17,300 Shares, as to which Mr. Kavanagh disclaims beneficial ownership.

           Mr. Hannon has sole voting power and sole dispositive power with respect to the following Shares:

                (i) 31,100 Shares owned directly by him or through a self-directed Retirement Savings Plan; and

                (ii) 10,000 Shares owned directly by two trusts for Mr.
                     Hannon's children; Mr. Hannon is the sole trustee of each such trust.

 Mr. Hannon has shared voting power and shared dispositive power with respect to the following Shares:

               (iii) 1,000 Shares owned directly by Gilter Inc., an
                     Ontario corporation of which all of the
                     outstanding voting stock is owned by the Gregory Hannon Family Trust, of which Mr. Hannon is one of two trustees; and

                (iv) the 136,300 Shares owned directly by Oakmont, by virtue of his ownership all of the capital stock of 1272562, and 1272562's ownership of 50% of the outstanding voting stock of Oakmont and its right to nominate one of the two members of the Board of Directors of Oakmont.

 Mr. Hannon may be deemed to be a beneficial owner of the balance of the 222,400 Shares beneficially owned by the Group, by virtue of his participation in the Group.

           Mr. Hannon's spouse owns directly 13,500 Shares, as to which Mr. Hannon disclaims beneficial ownership.

           (c) The following table sets forth all transactions with respect to Shares effected during the past 60 days by any of the Reporting Persons. All such transactions were effected in the open market.

                                      NO. OF SHARES         PRICE
   NAME          DATE                   PURCHASED         PER SHARE
   ----          ----                 -------------       ---------

 Oakmont       9/17/98                  5,000             $  8.500
 Oakmont       9/18/98                  1,000             $  8.500
 Oakmont       9/22/98                  1,000             $  8.750
 Oakmont       9/22/98                  4,000             $  9.000
 Oakmont       9/22/98                    600             $  9.000
 Oakmont       9/22/98                  3,400             $  9.500
 Oakmont       9/23/98                    100             $ 10.000
 Oakmont       9/23/98                    200             $ 10.250
 Oakmont       9/23/98                  1,000             $ 10.500
 Oakmont       9/24/98                    500             $ 10.875
 Oakmont       9/24/98                  4,500             $ 10.875
 Oakmont       9/24/98                  1,600             $ 10.500
 Oakmont       9/24/98                  2,000             $ 10.500
 Oakmont       9/25/98                    200             $ 10.500
 Oakmont       9/28/98                 18,000             $ 10.949
 Oakmont       9/28/98                  9,000             $ 10.583
 Oakmont       9/28/98                  1,000             $ 10.875
 Oakmont       9/29/98                  9,600             $ 11.000
 Oakmont       9/30/98                  2,900             $ 10.750
 Oakmont      10/02/98                 15,000             $ 11.000
                                       ------
                                       80,600

 ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER


           Except as described herein, none of the Reporting Persons nor any person referred to in Schedule A attached hereto, has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to the transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

 ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

 1.   Joint Filing Agreement of the Reporting Persons



                                 SIGNATURE


           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


 Dated: October 8, 1998


                                    OAKMONT CAPITAL INC.


                                    By /s/ Terence M. Kavanagh
                                      -------------------------------------
                                      Terence M. Kavanagh
                                      President


                                    E.J.K. REAL ESTATE SERVICES LIMITED


                                    By     /s/ Terence M. Kavanagh
                                      ------------------------------------
                                      Terence M. Kavanagh
                                      President


                                    1272562 ONTARIO INC.


                                    By   /s/ Gregory P. Hannon
                                      ------------------------------------
                                      Gregory P. Hannon
                                      President


                                    /s/ Terence M. Kavanagh
                                    --------------------------------------
                                    Terence M. Kavanagh



                                    /s/ Gregory P. Hannon
                                    --------------------------------------
                                    Gregory P. Hannon





                                 SCHEDULE A

         DIRECTORS AND EXECUTIVE OFFICERS OF THE REPORTING PERSONS


           The following sets forth the name, position and principal occupation of each director and executive officer of Oakmont, EJK and 1272562. Each such person is a citizen of Canada. The business address of each such person is 112 St. Clair Avenue West, Suite 504, Toronto, Ontario, Canada M4V 2Y3. To the best of the Reporting Persons' knowledge, except as set forth in this Statement on Schedule 13D, none of the directors or executive officers of the Reporting Person owns any Shares of the Issuer.


 REPORTING                                                        PRINCIPAL
   PERSON           NAME                 POSITION                OCCUPATION
 ---------          ----                 --------                ----------

 Oakmont     Terence M. Kavanagh   President; Director        See Item 2 herein

             Gregory P. Hannon     Vice President; Director   See Item 2 herein

 EJK         Terence M. Kavanagh   President; Director        See Item 2 herein

 1272562     Gregory P. Hannon     President; Director        See Item 2 herein




                                                                  EXHIBIT 1

                              FILING AGREEMENT
                                   AMONG
                            OAKMONT CAPITAL INC.
                                    AND
                    E.J.K. REAL ESTATE SERVICES LIMITED
                                    AND
                            1272562 ONTARIO INC.
                                    AND
                            TERENCE M. KAVANAGH
                                    AND
                             GREGORY P. HANNON

           In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the common stock, par value $0.01 per share of Mothers Work, Inc., and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, have executed this Joint Filing Agreement this 8th day of October, 1998.




                                    OAKMONT CAPITAL INC.


                                    By /s/ Terence M. Kavanagh
                                      ------------------------------------
                                      Terence M. Kavanagh
                                      President


                                    E.J.K. REAL ESTATE SERVICES LIMITED


                                    By /s/ Terence M. Kavanagh
                                     -------------------------------------
                                      Terence M. Kavanagh
                                      President


                                    1272562 ONTARIO INC.


                                    By /s/ Gregory P. Hannon
                                      -----------------------------------
                                      Gregory P. Hannon
                                      President


                                    /s/ Terence M. Kavanagh
                                    -------------------------------------
                                    Terence M. Kavanagh


                                    /s/ Gregory P. Hannon
                                    -------------------------------------
                                    Gregory P. Hannon